**SERIES APPENDIX FOR THE Caribbean Water Technologies Inc. I SERIES,**

**A SERIES OF WEFUNDER SPV, LLC, A DELAWARE LIMITED LIABILITY COMPANY**

This appendix ("**Appendix**") described the terms of the Caribbean Water Technologies Inc. I Series (the "**Series**") of Wefunder SPV, LLC (the "**LLC**"), a Series of the LLC established in accordance with Article III of the Limited Liability Company Agreement of the LLC, as that agreement may be ammended from time to time (the "**LLC Agreement**"). Each capitalized term used in this Appendix has the meaning assigned to that term in the LLC Agreement, unless that term is otherwise defined in this Appendix, or unless the context otherwise requires.

The following terms apply to this Series:

**Name of issuer:** Caribbean Water Technologies, Inc.

**Series Manager:** Wefunder Admin, LLC

**Fiscal year End:** 12/31

**Initial Lead Investor:** Nimon Bondurant

**Series Term:** Perpetual, until terminated in accordance with the LLC Agreement

**Link to Form C:** https://wefunder.com/caribbeanwatertechnologies/form_c?form_c_id=196949